# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coda Octopus Group, Inc., CIK 0001334325
CUSIP: 19188U206
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 3300 S. Hiawassee Rd., Suite 104-105, ORLANDO, Florida (FL), 32835
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001753926-22-000181
Filed by CIK 0002116784

## Reporting persons
- Ezralow Bryan Ross: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 653,708; shared voting power 28,933; sole dispositive power 653,708; shared dispositive power 28,933; aggregate amount beneficially owned 682,641 (6.05% of the class)
  Comment: (1) Bryan Ezralow beneficially owns 682,641 shares of Common Stock, of which 653,708 shares are held by the Bryan Ezralow 1994 Trust u/t/d December 22, 1994, of which Mr. Ezralow is the sole trustee, and 28,933 shares are held by the Ezralow Marital Trust, over which Mr. Ezralow shares voting and dispositive power.
  
  (2) Calculated based upon a total of 11,280,754 shares of Common Stock outstanding as of June 15, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2026, filed with the Securities and Exchange Commission on June 15, 2026.
- Bryan Ezralow 1994 Trust u/t/d December 22, 1994: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 653,708; shared voting power 0; sole dispositive power 653,708; shared dispositive power 0; aggregate amount beneficially owned 653,708 (5.79% of the class)
  Comment: (1) The 1994 Trust beneficially owns 653,708 shares of Common Stock, all of which are held directly by the 1994 Trust.
  
  (2) Calculated based upon a total of 11,280,754 shares of Common Stock outstanding as of June 15, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2026, filed with the Securities and Exchange Commission on June 15, 2026.

## Item 1. Issuer
Name of issuer: Coda Octopus Group, Inc.
Address of issuer's principal executive offices: 3300 S. Hiawassee Rd., Suite 104-105 ORLANDO FL 32835

## Item 2. Person Filing
Name of person filing: Bryan Ezralow and Bryan Ezralow 1994 Trust u/t/d December 22, 1994
Address of principal business office or, if none, residence:
23622 Calabasas Road, Suite 200
Calabasas, CA 91302
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this Item 4 is set forth in Rows 5 through 9 and Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by this Item 4 is set forth in Rows 5 through 9 and Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by this Item 4 is set forth in Rows 5 through 9 and Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this Item 4 is set forth in Rows 5 through 9 and Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this Item 4 is set forth in Rows 5 through 9 and Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this Item 4 is set forth in Rows 5 through 9 and Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement attached as Exhibit 99.1

## Signatures
- Ezralow Bryan Ross: Bryan Ezralow, Bryan Ezralow (08/28/2026)
- Bryan Ezralow 1994 Trust u/t/d December 22, 1994: Bryan Ezralow, Bryan Ezralow, Trustee (08/28/2026)